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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly held Company

CNPJ/MF nº 07.689.002/0001-89

NIRE 35.300.325.761

NOTICE TO SHAREHOLDERS

Embraer S.A. (“Company”) hereby informs its shareholders and the market in general that, on this date:

(i) Interest on Equity

The Company's Board of Directors declared in a meeting held today, the supplementary interest on equity, referring to the 4th (fourth) quarter of the current fiscal year, which will end on December 31, 2025, in the total amount of R$ 79,676,796.00, equivalent to R$ 0.11023887825 per ordinary share issued by the Company (“IoE”). The IoE will be imputed to the mandatory dividends to be paid by the Company in relation to the current fiscal year, such amount integrating the amount of dividends distributed for all the effects provided for in the corporate legislation.

Will be entitled to receive the 4th Quarter supplementary IoE the people registered as shareholders of the Company at the close of trading on B3 - Brasil, Bolsa, Balcão S.A. (“B3”) on December 15, 2025 (“Record Date - IoE”), respecting trades carried out up to and including this date; the shares issued by the Company and the American Depositary Shares (“ADSs”) traded on the New York Stock Exchange (“NYSE”) will be traded ex-4th Quarter supplementary IoE on B3 as of December 16, 2025 (“Ex-IoE B3 Date”), and on NYSE as of December 19, 2025 (“Ex-IoE NYSE Date”); the 4th Quarter supplementary IoE will be paid until January 14, 2026 (“Payment Deadline”), and the payment will occur without any adjustment or additional remuneration in relation to the amount approved; in relation to the ADSs, the payment of the 4th quarter supplementary IoE will be carried out according to the rules defined by the depositary bank, JPMorgan Chase N.A., and the payment will occur without any adjustment or additional remuneration in relation to the amount approved.

The Ex-IoE B3 Date and the Ex-IoE NYSE Date approved in relation to the 4th (fourth) quarter supplementary IoE, are also applicable to the 2nd (second), 3rd (third), 4th (fourth) quarter IoE, replacing all previous decisions to the contrary with this one, for all purposes.

The amount per Share or per ADS to be paid in the form of IoE may vary slightly until the cut-off dates as a result of the Company's share buyback programs, which may impact the number of treasury shares. If this is the case, the Company will issue a new Notice to Shareholders informing them of the final amount per Share/ADS.

(ii) Dividends

The Company’s Board of Directors has declared, as of this date, interim dividends in the total gross amount equivalent to R$ 80,000,000.00, corresponding to the total gross amount of R$ 0.11068605544 per outstanding common share, calculated based on the profit recorded as of October 31, 2025, as authorized by Article 53 of the Company’s Bylaws (“Dividends”).

The right to receive the Dividends shall belong to those registered as shareholders of the Company at the close of trading on B3 on December 9, 2025, considering trades executed up to that date; the Company’s shares and ADSs traded on the NYSE shall be traded ex-Dividend on B3 as of December 10, 2025, and on the NYSE as of December 19, 2025; the Dividends shall be paid by December 30, 2025, with no adjustment or additional remuneration on the approved amount; regarding ADSs, payment of the Dividends shall follow the applicable procedures of the depositary bank JPMorgan Chase N.A.

The amount per Share or per ADS to be paid as dividends may vary slightly until the record dates due to the Company’s share repurchase programs, which may affect the number of treasury shares. If applicable, the Company will issue a new Notice to Shareholders informing them of the final amount per Share/ADS.

São José dos Campos, December 8, 2025.

Antonio Carlos Garcia

Executive Vice President, Financial & Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations